SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.
 (Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F  ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Item 2.02 Results of Operations and Financial Condition.
On April 7, 2016, Postmedia Network Canada Corp. (the “registrant” or “Postmedia”) issued a press release announcing its results of operations and financial condition as of and for the three and six months ended February 29, 2016.  A copy of that press release is hereby furnished as Exhibit 99.5 to this report on Form 6-K. The registrant also issued its Interim Condensed Consolidated Financial Statements and Interim Management’s Discussion and Analysis for the three and six months ended February 29, 2016 and February 28, 2015.  Those documents are filed as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

The registrant also announced the formation of an independent special board committee.  Postmedia continues to explore and review alternatives to improve its capital structure and liquidity. The review is being conducted by management and overseen by an independent special board committee.  The review will consider various options, including non-core asset sales, cost reductions, revenue enhancements and initiatives, refinancing or repayment of debt and the issuance of new debt or equity. There is no certainty that any transaction or alternative will be undertaken or pursued.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Director Ted Lodge has resigned from the board of directors of Postmedia and its operating subsidiary, Postmedia Network Inc., effective immediately.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

The documents listed below as Exhibits 99.1, 99.2, 99.3 and 99.4 are being filed with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit 99.1	Interim Condensed Consolidated Financial Statements of the registrant for the three and six months ended February 29, 2016 and February 28, 2015.

Exhibit 99.2	Interim Management’s Discussion and Analysis of the registrant for the three and six months ended February 29, 2016 and February 28, 2015.

Exhibit 99.3	Certification of Chief Executive Officer pursuant to Canadian law.

Exhibit 99.4	Certification of Chief Financial Officer pursuant to Canadian law.

The document listed below as Exhibit 99.5 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.5	Press release dated April 7, 2016.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Postmedia Network Canada Corp.

	By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer
Date: April 7, 2016.

EXHIBIT INDEX
Exhibit 99.1	Interim Condensed Consolidated Financial Statements of the registrant for the three and six months ended February 29, 2016 and February 28, 2015.

Exhibit 99.2	Interim Management’s Discussion and Analysis of the registrant for the three and six months ended February 29, 2016 and February 28, 2015.

Exhibit 99.3	Certification of Chief Executive Officer pursuant to Canadian law.

Exhibit 99.4	Certification of Chief Financial Officer pursuant to Canadian law.

Exhibit 99.5	Press release dated April 7, 2016.